Exhibit 14

CODE OF

BUSINESS CONDUCT

ON SEMICONDUCTOR CORPORATION

Internal Audience Only

TO: All ON Semiconductor Employees

FR: Keith Jackson, President and CEO

DATE: September 14, 2009

Re: Biennial Re-acknowledgment of the Code of Business Conduct and Code of Business Conduct Training

Every two years ON Semiconductor asks members of the Board of Directors and employees to acknowledge the Code of Business Conduct. Whether we’re faced with challenging economic times or experiencing robust growth in the market, at ON Semiconductor we will always maintain a solid and unwavering focus on ethical conduct and commitment to compliance with the law.

At ON Semiconductor our ethical foundation also incorporates our core values of “respect,” “integrity” and “initiative.” All employees, individually and collectively, are key to the success of permanently maintaining our commitment to an ethical culture. The document that best exemplifies this culture at ON Semiconductor is our Code of Business Conduct (“Code”). This is the most essential piece of our overall Compliance and Ethics Program at ON Semiconductor.

We are asking all members of the Board of Directors and employees to undertake our biennial Code training and agree again to follow the principles of the Code as an ON Semiconductor employee. Signing the Code is a positive step in shaping our futures. By acknowledging the Code, you are agreeing to follow the same ethical standards as your fellow co-workers, allowing us to move forward with the same mindset about ethics in the workplace.

ON Semiconductor previously established and is committed to maintaining the practices that place it in a special league of organizations which set high standards for ethical conduct and strict adherence to all applicable laws and regulations. This ethical behavior will continue to enable us to maintain the trust of our customers, suppliers, partners, other employees and regulators, while also sustaining our fundamental value commitment to our shareholders.

Please remember that the Code outlines broad principles of legal and ethical business conduct embraced by ON Semiconductor and discusses the mechanisms available for addressing issues and questions. One of these mechanisms is the ON Semiconductor Compliance and Ethics Hotline (“Ethics Hotline”). The Ethics Hotline is outsourced to a very experienced third party vendor and is accessible in countries where we have a significant presence, subject to local laws and regulations. The Ethics Hotline functions include: multi-language capabilities, round-the-clock continuous 24/7 access, confidentiality and the option for a caller to remain anonymous; it also has enhanced reporting and follow-up assistance for relevant call activity. Employees or other stakeholders who wish to report any compliance and ethics concerns or complaints can do so by calling the Ethics Hotline at:

1-800-243-0186 (from the U.S., Bermuda or Puerto Rico) or,

if you are outside of these areas:

•	AT&T country access code + 800-243-0186 if you are dialing from an analog telephone

•	AT&T country access code + ## 800-243-0186 if you are dialing from a digital telephone

ON Semiconductor Code of Business Conduct	September 14, 2009

You can also report compliance and ethics concerns directly to the Chief Compliance and Ethics Officer (“CCEO”) and the Law Department at:

•	CCEO direct phone: 1-602-244-5226

•	Law Department: 1-602-244-3839

Our internal Compliance and Ethics Liaisons (“CELs”) are also available to assist you with any concerns you may have. If you are unsure of the identity of the CELs, you can contact your supervisor or the Law Department.

The Code does not cover all of the legal or ethical situations that you might face in the course of business. Rather, it embodies ethical guidelines for each of us to apply in day-to-day business dealings, as well as personal activities that relate to the company. In essence, the Code is a living set of guidelines designed to help each of us uphold our ethical principles and core values in the ever changing business world that we all face together, both individually, and as diplomatic representatives of the company. The Code also summarizes many of the laws that we are all required to abide by in the locations where we conduct business. Each ON Semiconductor employee has a responsibility to adhere to and comply with the Code.

As noted above, this year’s Code process also includes training on the updated Code for all ON Semiconductor directors and employees worldwide. This will be done through a combination of eLearning and interactive instructor led-training.

Very shortly, you will be receiving an email message with a link to the updated Code and related roll-out and training processes. Through this link, you can complete the updated Code training, and read and affirmatively acknowledge the updated Code. For employees without access to email, live meetings will be scheduled to provide the training and the opportunity to read and acknowledge the updated Code in person.

As a company, we have placed significant emphasis on the Code and we require all employees to read, understand and comply with the updated Code and sign the related acknowledgements. We cannot stress enough the importance of this process including every member of the Board of Directors and every employee’s affirmative acknowledgement of this document. The requirement to acknowledge the updated Code is a condition of your continued employment at ON Semiconductor, subject to local laws and regulations.

We are all proud of ON, its products, its reputation, and its commitment to doing business with honesty and integrity. We are also proud of our dedication to ethical conduct. Two years ago, all of us, 100 percent of our directors and employees, signed the acknowledgement that we had taken the time to read our Code, and participated in the related training to help us maintain our high standards. Please join me in a renewed commitment to attain 100 percent acknowledgement of the Code this year. This process is one of the many ways ON Semiconductor distinguishes itself as a company willing to commit to follow and uphold an ethical environment.

Sincerely,

Keith Jackson

President and CEO

ON Semiconductor Code of Business Conduct	September 14, 2009

ON SEMICONDUCTOR

DIRECTOR AND EMPLOYEE ACKNOWLEDGMENT FORM

CODE OF BUSINESS CONDUCT

I have read the Code of Business Conduct and I certify that:

•	I understand the Code of Business Conduct;

•	To the best of my knowledge, I am in compliance with the Code of Business Conduct;

•	I will continue to comply with the terms of the Code of Business Conduct and the terms of any revisions made to it; and

•	I will provide input and suggestions, as appropriate, to the Code of Business Conduct.

I understand that the failure to sign this Acknowledgment Form or to comply with terms of the Code of Business Conduct could result in disciplinary action, up to and including termination of employment in accordance with local laws and regulations. I also understand that I will be expected to read and acknowledge my compliance with the Code of Business Conduct at least every 2 years.

NAME (printed):

SIGNATURE:

EMPLOYEE OR COMMERCE ID:

DATE:

ON Semiconductor Code of Business Conduct	September 14, 2009

TABLE OF CONTENTS

CORE VALUES	1
Introduction	2
Core Values	2
Integrity	2
Respect	2
Initiative	2
Purpose of the Code of Business Conduct	2
Responsibility and Accountability	3
Additional Responsibilities of Managers	3
Compliance and Ethics Program	3
Interpretations	4
Audits, Investigations, and Disciplinary Action	4
Waivers of the Code of Business Conduct	4
Shareholders	4
Protecting ON Semiconductor Assets	4
Confidential Proprietary Information	4
Intranet and Internet Postings	5
Inside Information and Securities Trading	5
Accuracy of Company Records	5
Recording and Retaining Business Communications	5
Directors and Employees of ON Semiconductor	6
Constant Respect	6
Harassment	6
Safety and Health	6
Retaliation	6
Customers and Consumers	6
Product Quality and Safety	6
Sales and Marketing	6
Customer Confidential Information	7
Government Customers	7
Business Partners	7
Doing Business with Others	7
Agents and Consultants	7
Subcontractors	7
Joint Ventures and Alliances	7
Purchasing Practices	8
Business Partner Confidential Information	8
Competitors	8
Competitive Information	8
Fair Competition and Antitrust	8
Communities	8
Community Service	8
Personal Community Activities	9
Environment	9
Communicating with External Audiences	9
Governments	9
Compliance with the Law	9
ON Semiconductor Political Activities	10
Anti-Corruption Laws	10
Crossing National Borders	10
Conflicts of Interest	10
General Guidance	10
Outside Employment	10
Board Memberships	11
Family Members and Close Personal Relationships	11

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Loans to Directors and Employees	11
Investments	11
Gifts and Entertainment	11
Gifts and Entertainment Involving Directors and Employees of ON	11
Travel	12
Acceptance of Travel Expenses	12
Providing Travel	12
Financial Code of Ethics	13
Providing Financial Information	13
Special Responsibility	13
Violations of the Financial Code of Ethics and Reporting of Violations	13
How to Get Help	14
Core Values	14
Compliance Officer	14
Reporting Concerns	14
ADDENDUM	16
AT&T Access Codes for Selected Countries and Regions	16

ON Semiconductor Code of Business Conduct	September 14, 2009

CORE VALUES

Integrity • Respect • Initiative

We are a performance-based company committed to profitable

growth, world-class operating results, benchmark quality and delivering superior customer and shareholder value.

We must all practice core values to make ON Semiconductor a

great place to work.

ON Semiconductor Code of Business Conduct	1	September 14, 2009

INTRODUCTION

Times will change. Our products will change. Our people will change. Our customers will change. What will not change is our commitment to our core values.

Core Values

Core values define who we are –both –as individuals and as representatives of ON Semiconductor (“ON” or “Company”). We are a performance-based Company committed to profitable growth, world-class operating results, benchmark quality and delivering superior customer and shareholder value. We must all practice core values to make ON Semiconductor a great place to work.

Integrity

We mean what we say and we say what we mean. ON has set high standards for both its products and for our individual conduct as diplomats for the Company. Our reputation depends on the highest standards of ethical behavior. We are accountable for delivering our commitments on time with the highest quality. We address issues objectively, using facts and constructive feedback in a work atmosphere where we do not fear open discussion or questions. When a decision has been made, we all execute to support it. We comply with all legal requirements and hold ourselves to the highest standards of ethical conduct.

Respect

We treat each other with dignity and respect. We share information and encourage divergent viewpoints in an open and honest environment. We draw out the best in each other recognizing that diversity of backgrounds and experience are key strengths. We all win when we support each other by placing the success of the Company above individual interests.

Initiative

We take informed risks while making data-based decisions. If a problem exists, we are sensible and individually responsible to see it through to rapid resolution. We value people who demonstrate a positive, “can-do” attitude, while collaborating to win. We work smart, with a sense of urgency, while always maintaining our commitment to comply with applicable laws, regulations and standards.

Each of us is expected to demonstrate these core values in our roles as either employees or members of the Board of Directors (“directors”) of ON Semiconductor Corporation and its subsidiaries.1

Purpose of the Code of Business Conduct

This Code of Business Conduct (“Code”) is a guide to help directors and employees of ON Semiconductor adhere to ON Semiconductor’s high ethical standards—and their own. It summarizes many of the laws that ON Semiconductor and all directors and employees of ON Semiconductor are required to live by. The Code goes beyond the legal minimums, however, by describing the ethical values we share as directors and employees of ON Semiconductor. Compliance with the law is only the beginning of ethics. We at ON hold ourselves to high standards of compliance and ethics. In this regard, we do business in a way that is consistent with our core values.

This Code is neither a contract nor a comprehensive manual that covers every situation that directors and employees of ON Semiconductor throughout the world might encounter. Rather, the Code is a guide that highlights key issues and identifies ON Semiconductor policies and resources to help you, as an ON

[1]

For purposes of this Code, a subsidiary is any corporation or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by ON Semiconductor Corporation. Within this Code, ON Semiconductor Corporation and its subsidiaries are referred to as “ON Semiconductor”, “ON” or the “Company”.

ON Semiconductor Code of Business Conduct	2	September 14, 2009

director or employee, reach decisions that will make you and ON proud and successful. ON directors and employees are required to follow and adhere to all Company policies and procedures, including those referenced within the Code. When the Code refers to a specific ON Semiconductor policy or similar resource, the reference should be considered to include any amendment, modification or replacement of the preceding.

Responsibility and Accountability

As directors and employees of ON Semiconductor, each of us has the personal responsibility to make sure that, in discharging our duties and responsibilities, we have read and abide by this Code and adhere to applicable laws. Wherever we do business, we are expected to comply with all applicable laws, rules, regulations and standards. The standards in this Code must be interpreted in light of the law and practices of the countries where we operate. If a conflict exists between the Code and local law, then local law must prevail. An easy way to remember and apply this is: If it is wrong, don’t do it. If you are unsure, ask questions. If you have any questions or concerns about suspected unlawful or unethical acts at ON Semiconductor, check with your supervisor, your Compliance and Ethics Liaison (“CEL”) or the Chief Compliance and Ethics Officer (“CCEO”) (see the Corporate Compliance and Ethics Program section below for additional information on CELs and the CCEO). If you have knowledge of actual or potential violations of laws, regulations, or this Code, you should promptly communicate this knowledge to your supervisor, your CEL, or the CCEO, or report your concerns to any member of the Law or Human Resources Departments. If you prefer to report your concerns on an anonymous basis, you may also call the Compliance and Ethics Hotline in accordance with the policies and practices set forth in this Code, subject to local laws and regulations. See the Financial Code of Ethics section of this Code for information on reporting violations associated with the Financial Code of Ethics. If a superior receives such a report, he or she should immediately notify the appropriate CEL, the CCEO or the Law or Human Resources Department.

Additional Responsibilities of Managers

All employees who reasonably and in good faith suspect violations of the Code have a responsibility to report such suspected violations. However, employees with supervisory and review responsibilities have a higher duty to detect and deter violations of this Code. ON Semiconductor managers are expected to perform their leadership roles according to our standards of ethical conduct, in both words and actions. If you are a manager, you are responsible for promoting open and honest two-way communications. Managers must be positive activists and role models by showing respect and consideration for each of their associates. They need to be extra diligent in taking steps to monitor, review and a prevent unethical or unlawful conduct at ON.

Compliance and Ethics Program

The Board of Directors has approved a Corporate Compliance and Ethics Program (“CCEP”), including the creation of a Corporate Compliance and Ethics Office (“Compliance Office”) and appointment of a Chief Compliance and Ethics Officer (“CCEO”) to administer the CCEP. Under the CCEP, the CCEO has the responsibility and authority to lead the Compliance Office, and, in consultation with the Law Department, to interpret and apply the Code. The CCEO has appointed a Corporate Compliance and Ethics Committee (“CCEC”) and Compliance and Ethics Liaisons (“CELs” or “CEL”) worldwide to assist in, among other things, implementing, administering, monitoring and reporting matters relating to the Code on a regional basis, taking into account local customs and laws. The CELs are available to listen to and help resolve issues that we all face as ON employees. CELs have been appointed to represent Finance, Human Resources, Legal, Internal Audit and/or the Finance Compliance Group, Security, Sales and Marketing, Manufacturing, major Business Groups (or Divisions as applicable), major manufacturing sites and other major sites and operations. More detailed information on the structure of the CCEP and identity of its key leaders for this program is set forth in the training materials that accompany this Code on The Connection at ON Semiconductor Code of Business Conduct. If you are unsure of the identity of the CCEO and/or the CELs, you should contact your supervisor or the Law Department.

ON Semiconductor Code of Business Conduct	3	September 14, 2009

Interpretations

The CCEO, in consultation with the General Counsel, as applicable, has been designated by the Board of Directors as the person ultimately responsible for interpreting and applying the guidelines in this Code to specific situations in which questions may arise. As an ON employee, you should contact your designated CEL within your organization to raise any compliance and ethics issues related to the Code. You may also call the Compliance and Ethics Hotline on an anonymous basis (see the Reporting Concerns section at the end of this Code) or contact the CCEO directly.

Audits, Investigations, and Disciplinary Action

The CCEO will perform audits of compliance with this Code as necessary and appropriate. Allegations of potential wrongdoing will be investigated by the Company and, upon the advice of the CCEO, CEO, General Counsel and/or the Vice President or above of Human Resources, will be reported to the Board of Directors or an appropriate committee.

Failure to abide by this Code and the law at ON Semiconductor will lead to disciplinary measures appropriate to the violation, which may include counseling, reprimand, warning, suspension with or without pay, demotion, salary reduction, restitution and termination of employment. The Company reserves the right to report information on certain Code incidents to governmental authorities as necessary and appropriate to protect its interests and/or comply with relevant and applicable legal requirements.

Waivers of the Code of Business Conduct

Although waivers are granted only in rare circumstances after careful deliberation, any employee who believes that an exception to any of the Code guidelines should be considered may contact his or her immediate supervisor. If the immediate supervisor agrees that an exception should be considered, the supervisor can seek the advice of the relevant CEL, who will recommend consideration of a possible waiver in consultation with the CCEO and Board of Directors, if necessary. Waivers granted to the principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or any other executive officers for ON Semiconductor Corporation, and waivers granted to its directors, will be granted only by the Board of Directors and will be disclosed to the public as and when required by the laws and rules of the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. (“NASDAQ”).

SHAREHOLDERS

We treat the investment of our shareholders as if it were our own.

Protecting ON Semiconductor Assets

We are responsible for protecting the ON Semiconductor assets entrusted to us from loss, damage, misuse or theft. We use ON Semiconductor assets, such as funds, products or computers, only for lawful business purposes.

Confidential Proprietary Information

We all have a duty to safeguard confidential proprietary information by marking information accordingly, keeping it secure, and limiting access to those who have a need to know the information in order to do their job. In the event that disclosure of confidential proprietary information to a third party is necessary to accomplish reasonable and legitimate business objectives, that third party must execute an appropriate nondisclosure agreement prior to disclosure. Confidential proprietary information includes any non-public information, including technical, engineering, designs, specifications, processes, manufacturing, financial, sales, marketing, management, quality control, or other information related to the business operations of the Company. It also includes information that suppliers, customers and other stakeholders have entrusted to us on a confidential basis. Directors and employees have a duty

ON Semiconductor Code of Business Conduct	4	September 14, 2009

(contractually or otherwise) to abide by the Company’s Acceptable Computer Use Policy (SOP 8-21), the Electronic Communications Content Policy (Sec. 401 Appendix A of the Information Security Policies and Guidelines document) and other restrictions associated with this information pursuant to all relevant and applicable contractual or other obligations. The obligation to preserve confidential proprietary information continues even after employment ends.

Intranet and Internet Postings

Under the Company’s Electronic Communications Content Policy, directors and employees are not to use the Company’s intranet, the internet, electronic bulletin boards, or other public forums, such as Facebook, MySpace, Twitter, LinkedIn, or any other professional or social networking sites, to send or post messages in which the writer claims or implies an affiliation with ON Semiconductor and that management deems to be inconsistent with ON Semiconductor’s business interests or existing Company policies. Examples of unacceptable messages attributed to or affiliated with ON Semiconductor include: disparaging or harassing remarks about ON or its directors, employees or stakeholders; including statements based on race, creed, color, age, gender, physical handicap, or sexual orientation. See the complete Electronic Communications Content Policy (currently 401 Appendix A of the Information Security Policies and Guidelines document) and other Company policies on this topic. Please ask your manager or supervisor about where to find those policies.

Inside Information and Securities Trading

Directors and employees of ON Semiconductor are not allowed to trade in securities or similar investments based on Company information that has not been reported publicly. It is against the laws of many countries, including the U.S., to trade or to “tip” others who might make an investment decision based on inside information. For example, using non-public information to buy or sell the stock of ON Semiconductor Corporation or an ON Semiconductor supplier or customer is prohibited. In this regard, you are responsible for complying with the ON Semiconductor Trading Policy. If you have any questions about trading in ON stock, ask before you conduct any transactions.

Accuracy of Company Records

We require honest and accurate recording and reporting of information in order to make responsible business decisions. This includes business data such as quality, safety and personnel records, as well as all financial records.

All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to ON Semiconductor’s system of internal controls. No false or artificial entries may be made. When a payment is made, it can only be used for the purpose spelled out in the supporting document. See the Financial Code of Ethics section of this Code for other financial information considerations.

Recording and Retaining Business Communications

All business records and communications should be clear, truthful and accurate. Business records and communications may become public through litigation, government investigations or the media. Avoid exaggeration, colorful language, guesswork, legal conclusions, derogatory remarks or characterizations of people and companies. This applies to communications of all kinds, including e-mail and informal notes or memos. Records should always be managed in accordance with ON Semiconductor’s record retention and management policies. See Standard Operating Policies (“SOP”) 4-15 at Standard Operating Policies for more information. Destruction or alteration of documents to obstruct any pending or threatened investigation or proceeding or in contemplation of a proceeding is strictly prohibited.

ON Semiconductor Code of Business Conduct	5	September 14, 2009

DIRECTORS AND EMPLOYEES OF ON SEMICONDUCTOR

At ON, we respect the dignity of all members of the Board of Directors and all employees.

Constant Respect

We treat each other with respect and fairness at all times, just as we wish to be treated ourselves. We value the diversity of individuals from around the world. Employment decisions are based on business reasons such as qualifications, talents and achievements, and in compliance with applicable laws, regulations, standards and rules wherever we do business, including those covering minimum wage, discrimination, child labor, and maximum working hours.

Harassment

Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on age, gender, racial or ethnic characteristics, and unwelcome sexual advances. If you are uncomfortable with a co-worker’s conduct, you are encouraged to speak out and report it to your CEL, call the Compliance and Ethics Hotline or contact the CCEO.

Safety and Health

All directors and employees of ON Semiconductor are responsible for maintaining a safe workplace by following safety and health rules and practices. You are responsible for immediately reporting accidents, injuries, and unsafe equipment, practices or conditions to a supervisor or other designated person. ON Semiconductor is committed to keeping its workplaces free from hazards. If you are concerned about a health or safety issue, report it to your local health and safety representative or the Chief Environmental Officer. For more information, see the training materials that accompany this Code on The Connection at ON Semiconductor Code of Business Conduct.

Each of us must report to work free from the influence of any substance that could prevent us from conducting work activities safely and effectively.

Threats or acts of violence or physical intimidation will not be tolerated.

Retaliation

Any person taking action in retaliation against any director or employee who has in good faith raised any question or concern about compliance with this Code will be subject to serious sanctions, which may include dismissal for cause. In addition, any person who takes any action in retaliation against any employee for reasonably and in good faith invoking their rights under labor or employment law will be subject to serious sanctions, which may include dismissal for cause. Making reports that are known to be false or made in bad faith is also unacceptable and may subject you to disciplinary action.

CUSTOMERS AND CONSUMERS

ON Semiconductor exists to satisfy its customers.

Product Quality and Safety

We maintain ON Semiconductor’s valuable reputation and compliance with our quality processes and safety requirements. We damage our good name if we ship products or deliver services that fail to live up to ON Semiconductor’s Quality commitment and other high standards.

Sales and Marketing

We build long-term relationships with our customers by demonstrating honesty and integrity. Our marketing and advertising is accurate and truthful. Deliberately misleading messages, omission of important facts or making false claims about competitors’ offerings is never acceptable.

ON Semiconductor Code of Business Conduct	6	September 14, 2009

We only obtain business legally and ethically. Bribes or kickbacks are never acceptable. Additional guidance concerning customer gifts, travel and entertainment is provided later in the Conflicts of Interest section of this Code.

Customer Confidential Information

We protect customer and consumer information that is sensitive, private or confidential just as carefully as if it were information about us. Only those who have a need to know should have access to confidential information. For more information on this topic, see the Confidential Proprietary Information section in this Code.

Government Customers

We take special care to comply with all legal and contractual obligations in dealing with governments. National and local governments around the world have specific and varied procurement laws and regulations that have been established to protect the public interest. These laws generally prohibit or put strict limits on gifts, entertainment and travel offered to government officials. They also often apply to the hiring of current or recently retired officials and their families, and to any conduct that may be viewed as improperly influencing objective decision making. Many other laws strictly govern accounting and billing practices applied to the fulfillment of government contracts and subcontracts.

These laws are applicable to ON Semiconductor and all our directors and employees worldwide. When ON Semiconductor uses suppliers or subcontractors to fulfill its commitments, we may also be responsible for communicating these unique governmental requirements to them. If you deal with government officials and contracts, you are responsible for knowing and complying with applicable laws and regulations.

BUSINESS PARTNERS

Building quality relationships with other companies gives ON Semiconductor a competitive advantage.

Doing Business with Others

We only conduct business with partners who enhance our reputation and add value to our shareholders. All arrangements with third parties must comply with ON Semiconductor’s policies and the law. We do not work with third parties who act in ways prohibited by law or this Code. These laws include, for example, local environmental, employment, safety and anti-corruption statutes.

Agents and Consultants

Commission rates or fees paid to dealers, distributors, agents, finders or consultants must be reasonable in relation to the value of the product received or work actually being performed. We do not pay commissions or fees that we have reason to believe are or will become bribes.

Subcontractors

Subcontractors play a vital role in the fulfillment of many of our contracts. The subcontractors we choose must preserve and strengthen ON Semiconductor’s reputation by acting consistently within the guidelines and standards of our Code.

Joint Ventures and Alliances

ON Semiconductor only partners with companies that share our commitment to ethics.

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Purchasing Practices

We make purchasing decisions based solely on the best interest of ON Semiconductor. Suppliers win ON Semiconductor business based on product or service suitability, price, delivery and quality. We document all purchasing agreements and similar commitments. We also clearly identify the services or products to be provided, the basis for earning payment, and the applicable rate or fee. The amount of payment must be commensurate with the services or products provided.

Business Partner Confidential Information

We protect business partner information that is sensitive, privileged or confidential just as carefully as if it were information about us. Only those who have a need to know should have access to confidential information. In addition, we take the steps necessary to ensure that our business partners protect the ON Semiconductor confidential information provided to them.

COMPETITORS

We compete aggressively and with integrity.

Competitive Information

We only use lawful and ethical methods, to gather competitive information. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies will not be tolerated.

If you see information that has been obtained by mistake that may constitute a trade secret or confidential information of another business, or if you have questions about the legality of information gathering, call the Compliance and Ethics Hotline or tell your supervisor or CEL, or consult the CCEO or the Law Department.

Fair Competition and Antitrust

We must comply with the antitrust and unfair competition laws of the many countries where we do business. These laws are complex and vary considerably from country to country. They generally concern:

•	Agreements with competitors that harm customers, including price fixing and allocations of customers or contracts;

•

Agreements that unduly limit a customer’s ability to sell a product, including establishing the resale price of a product or service or conditioning the sale of products on an agreement to buy other ON Semiconductor products and services; and

•	Attempts to monopolize, including pricing a product below cost in order to eliminate competition.

If you have any questions about the competition laws or how they apply to any situation, talk to the CCEO or the Law Department.

COMMUNITIES

ON Semiconductor is a responsible citizen in all the communities where we do business.

Community Service

We serve society by providing life-enhancing products and services at a fair price and by actively supporting the communities where we operate. We provide generous financial and voluntary support to thousands of worthwhile community programs.

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Personal Community Activities

You are free to support community, charity and political organizations and causes of your choice, as long as you make it clear that your views and actions are not those of ON Semiconductor. You should ensure that your outside activities do not interfere with your job performance or harm the Company’s goodwill or reputation.

No director or employee of ON Semiconductor may pressure another director or employee to express a view that is contrary to a personal belief, or to contribute to or support political, religious or charitable causes.

Environment

We respect the environment by complying with all applicable environmental laws in all countries in which we conduct operations. ON Semiconductor is committed to the protection of the environment by minimizing the environmental impact of our operations and operating our businesses in ways that foster a sustainable use of the world’s natural resources. Directors and employees of ON Semiconductor support this commitment by complying with ON Semiconductor’s environmental policies and programs. If you suspect hazardous materials are entering the environment or are improperly handled or discarded, promptly notify your local environmental representative, the Chief Environmental Officer, or any member of the ON management team.

Communicating with External Audiences

To ensure professional and consistent handling, requests from the media must be forwarded to ON’s local communications group, the Company’s Public Relations Department, or their successor groups or departments. Only Company designated spokespersons should be responding to or communicating with outside parties. Unfortunately, sometimes well-intentioned employees have had their version of stories and/or information misinterpreted by reporters and other third parties. Let the experts handle these communications. We ask that you handle these types of requests in this way because words can be used in a way that do not reflect what you intended to say or edits to your words by a reporter or other persons can alter what you said. Similarly, requests from financial analysts and shareholders should be forwarded to Investor Relations in the ON Semiconductor Corporation Finance Department. In this regard, you are responsible for complying with the ON Semiconductor Disclosure Policy. See the complete policy at SOP 4-29 at Standard Operating Policies and see also the Intranet and Internet Postings section of this Code.

Directors and employees of ON Semiconductor are expected to cooperate with reasonable requests for information from government agencies and regulators. All information provided must be truthful and accurate. We will not alter or destroy documents or records in response to an investigation or other lawful request. See also “Intranet and Internet Postings.”

You should also consult with the CCEO or the Law Department before responding to any non-routine requests. If you are in doubt, ask.

GOVERNMENTS

We obey the law.

Compliance with the Law

Directors and employees of ON Semiconductor around the world are required to comply with all applicable laws and regulations wherever we do business. Pressure from supervisors or demands due to business conditions are not excuses for violating the law. If you have any questions or concerns about the legality of an action, you are responsible for checking with your CEL, the CCEO and/or the Law Department as described more fully at the end of this Code.

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ON Semiconductor Political Activities

Participation in political activities is a very sensitive and complex area. No director or employee of ON Semiconductor may, except with approval from the CCEO or the Law Department, make any political contribution for ON Semiconductor or use ON Semiconductor’s name, funds, property, equipment or services for the support of political parties, initiatives, committees or candidates. Lobbying activities or government contacts on behalf of ON Semiconductor, other than sales activities, should be coordinated with the CCEO or the Law Department.

Anti-Corruption Laws

ON Semiconductor complies with the anti-corruption laws of the countries in which it does business, including the U.S. Foreign Corrupt Practices Act, which applies to its global operations. Directors and employees of ON Semiconductor do not directly or indirectly offer or make a corrupt payment to government officials, including employees of state-owned enterprises. These requirements apply to ON Semiconductor employees, directors and agents, such as third party sales representatives, no matter where they are doing business. We expect all ON agents to be reputable in this regard. If you are authorized to engage agents, make sure that they are reputable and require them, whenever possible, to agree in writing to ON Semiconductor’s standards in this area.

Crossing National Borders

When importing or exporting products, services, information or technology, ON Semiconductor complies with applicable U.S. and other national and international laws, regulations and restrictions. In addition, if you travel internationally on Company business you are also subject to laws governing what you import and export. We are responsible for knowing the laws that pertain to us. If in doubt, check with the import/export compliance manager.

CONFLICTS OF INTEREST

We make business decisions based on the best interests of ON Semiconductor.

General Guidance

Business decisions and actions must be based on the best interests of ON Semiconductor and must not be motivated by personal considerations or relationships. Relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgment on behalf of ON Semiconductor. General guidelines are listed below to help directors and employees of ON Semiconductor better understand several of the most common examples of situations that may cause a conflict of interest. However, you are required to disclose to your supervisor, your CEL or the CCEO any situation that may be, or appear to be, a conflict of interest. If in doubt, it is best to disclose and, when appropriate, get approval as discussed below.

Outside Employment

Directors and employees of ON Semiconductor may not work for or receive payments for services from any competitor, customer, distributor or supplier of ON Semiconductor without approval of the CCEO, Law Department or the Board of Directors, as appropriate. Even where approval is granted, directors and employees must take appropriate steps to separate Company and non-Company activities. In the case of employees, any outside activity must be strictly separated from ON Semiconductor employment and should not harm your job performance for ON Semiconductor. If you are considering any outside employment and are unsure about whether it needs approval, ask your supervisor, CEL or the CCEO. See also your Employee Handbook on this topic.

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Board Memberships

Directors and employees serving on boards of directors or similar bodies for outside companies or government agencies must obtain the advance approval of the CCEO, Law Department or the ON Board of Directors, as appropriate. Helping the community by serving on boards of non-profit or community organizations is encouraged and does not require prior approval.

Family Members and Close Personal Relationships

We do not use personal influence to get ON Semiconductor to do business with a company in which we, a family member, or a friend has an interest. Directors and employees who have relatives or friends that work for competitors should bring this fact to the attention of their supervisor and discuss any difficulties that might arise and take appropriate steps to minimize any potential conflict of interest.

Loans to Directors and Employees

Loans to and guarantees of the obligations of directors or employees incurred for personal reasons may also present a conflict of interest. Most loans to ON Semiconductor Corporation’s directors and executive officers are prohibited by law.

Investments

We do not make any personal investment that might affect or appear to affect our ability to make unbiased business decisions for the Company. This could happen in many ways, but it is most likely to create the appearance of a conflict of interest if we have an investment in a competitor, supplier, customer, distributor or similar entity and our decisions may have a business impact on this outside party. If there is any doubt about how an investment might be perceived, it should be disclosed to your supervisor or CEL, and discussed with the CCEO or the Law Department.

We do not, directly or indirectly, buy or otherwise acquire, rights to any property or materials if we know that ON Semiconductor may be interested in pursuing such an opportunity.

Gifts and Entertainment

Gifts are not always physical objects—they might also be services, favors or other items of value. We consider “entertainment” to include a representative of both ON and the other party at the event.

Gifts and Entertainment Involving Directors and Employees of ON

We do not accept gifts that are excessive in value in connection with our positions with the Company. Acceptance of any gift that has a significant value should be discussed in advance with your supervisor, your CEL, the CCEO or the Law Department. We do not accept bribes, kickbacks or payoffs. We do not accept anything that might make it appear that our independent judgment would be compromised or that might embarrass ON Semiconductor if publicly disclosed.

We do not accept entertainment that is excessive in value. In most cases we can accept entertainment that is reasonable in the context of the business, such as accompanying a business associate to a cultural or sporting event or to a business meal. Acceptance of any offer of entertainment that has a significant value should be discussed in advance with your supervisor, your CEL, the CCEO or the Law Department. We do not accept anything that might make it appear that our independent judgment would be compromised or that might embarrass ON Semiconductor if publicly disclosed.

If accepting the entertainment might appear to influence your independent judgment on behalf of ON Semiconductor or may otherwise seem inappropriate, turn down the offer, pay the true value of the entertainment yourself or discuss the situation with your supervisor, your CEL, the CCEO or the Law Department. In some rare situations, it would be impractical or harmful to refuse

ON Semiconductor Code of Business Conduct	11	September 14, 2009

entertainment or return a gift. If this happens, discuss the situation with your supervisor, your CEL, the CCEO or the Law Department. If in doubt, ask.

In some rare situations, it would be impractical or harmful to refuse entertainment or return a gift. When this happens, discuss the situation with your supervisor, your CEL, the CCEO or the Law Department. If in doubt, ask.

Gifts and Entertainment Given to or Provided by ON

Some business situations call for giving gifts. ON Semiconductor’s gifts must be legal, reasonable and approved in advance by your supervisor. Directors and employees of ON Semiconductor never pay bribes.

We may provide entertainment that is reasonable in the context of the business. If you have a concern about whether providing entertainment is appropriate, discuss it with your supervisor, your CEL, the CCEO or the Law Department in advance.

We understand that gift-giving and entertainment practices vary among cultures. Our local gifts and entertainment policies and guidelines address this. Find out if you have one for your region.

We do not provide entertainment if it is prohibited by law or the policy of the recipient’s government or organization. For example, the employees of many government entities around the world are prohibited from accepting a gift of entertainment. Get prior approval from your supervisor, your CEL, the CCEO or the Law Department in each instance.

Travel

Acceptance of Travel Expenses

Directors and employees of ON Semiconductor may accept transportation and lodging provided by an ON Semiconductor supplier or other third party, if the trip is for a valid business purpose and is approved in advance by the employee’s supervisor. All travel accepted must be accurately recorded in the employee’s or director’s travel expense records.

Providing Travel

Unless prohibited by law or the policy of the recipient’s organization, ON Semiconductor may pay the transportation and lodging expenses incurred by customers, agents or suppliers in connection with a visit to an ON Semiconductor facility or product installation. The visit must be for a business purpose, for example, on-site examination of equipment, contract negotiations, or training.

In particular, records must be kept for travel by government officials that is sponsored or paid for by ON Semiconductor. Any such sponsorship must be approved in advance by the CCEO or the Law Department and a Senior Vice President or above of ON Semiconductor Corporation.

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FINANCIAL CODE OF ETHICS

As a public company, it is our obligation to make sure that our public reports are accurate, complete, fair and understandable.

Providing Financial Information

Directors and employees of ON Semiconductor may be called upon to provide information to be used in our public reports. We expect all our personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to our public disclosure requirements. Please remember that the Company relies upon all directors and employees to obtain and provide complete and accurate business and financial information in order for us to be in compliance.

Special Responsibility

The Finance Department, certain Company officers and the directors of ON Semiconductor Corporation bear a special responsibility for promoting integrity within the Company and ensuring the accuracy and completeness of the public disclosures provided by ON Semiconductor. Because of this special role, each member of the Board of Directors, the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and each member of the Finance Department of ON Semiconductor Corporation and each of its subsidiaries is bound by the following Financial Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;

•	Provide information that is accurate, complete, objective, relevant, timely and understandable;

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•	Act in good faith, responsibly, with due care and competence, and without misrepresenting material facts or allowing one’s independent judgment to be subordinated;

•

Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose such information, and not use confidential information acquired in the course of one’s work for personal advantage;

•	Share knowledge and maintain skills important and relevant to the Company’s business;

•	Promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community;

•	Achieve responsible use of and control over all assets and resources of the Company entrusted to him or her;

•

Promptly report any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Financial Code of Ethics, including any transaction or relationship that could reasonably be expected to give rise to such a conflict.

Violations of the Financial Code of Ethics and Reporting of Violations

Violations of this Financial Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination. If you believe that a violation of the Financial Code of Ethics has occurred, contact the CCEO or the General Counsel or, if you prefer to do so on a confidential anonymous basis, call the Compliance and Ethics Hotline at the numbers listed under “Reporting Concerns,” subject to local laws and regulations. The Compliance and Ethics Hotline was implemented to comply with Section 10A(m)(4) of the Exchange Act and Rule 10A-3, applicable U.S. listing standards as well as Section 8B2.1(b)(5) of the United States Sentencing Commission Guidelines (United States Sentencing Guidelines, Guidelines Manual, Section 8B2.1 (Nov. 2006)) (as each may be amended from time to time), and for the purpose of protecting employees who make good faith complaints.

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•	It is against Company policy to retaliate against any director, employee or other stakeholder for reasonable and good faith reporting of violations of the Financial Code of Ethics.

How to Get Help

Employees who have questions about the ON Semiconductor Code of Business Conduct should first consult their supervisor or manager. Employees who are uncomfortable with discussing the issue with a supervisor or manager should consult with another member of management, Human Resources, a CEL, the CCEO or the Law Department. The CELs are available to assist you in raising questions to the CCEO or the Law Department. Directors should consult the Board of Directors, its Chairman, the CCEO or the Law Department regarding questions about the Code.

Our Open Door Policy allows you the freedom to approach any level of management with your concerns. The Company has also established a hotline that can be accessed by telephone. Directors or employees who use the hotline can request to remain anonymous. All director and employee communications made in good faith will be treated promptly and professionally and without risk of any retribution.

Core Values

It would be wonderful if the right thing to do were always perfectly clear. In the real world of business, however, things are not always obvious. If you are ever in a situation where the “right thing” is unclear or doing the right thing is difficult, remember our core values.

Does my action reflect ON Semiconductor’s core values

of integrity, respect and initiative?

To ON Semiconductor directors and employees?    To customers?

To business partners, competitors and shareholders?

To the government?    To the public?

If you wouldn’t want your action

to appear in the media,

it’s probably not the right thing to do.

Compliance Officer

The CCEO of the Company has been appointed the Compliance Officer for the Code of Business Conduct.

Reporting Concerns

Directors and employees are encouraged to and should report to the Company any situation in which they reasonably and in good faith believe that a director, employee or consultant of the Company or any of its subsidiaries may not be adhering to the guidelines set forth in this Code or any other situation in which they reasonably and in good faith believe the guidelines are not being observed. Make this report to the CCEO, your CEL, any member of the Law or Human Resources Department, your supervisor or, if you prefer to do so on a confidential anonymous basis, by calling the Compliance and Ethics Hotline. The Compliance and Ethics Hotline was implemented to comply with Section 10A(m)(4) of the Exchange Act and Rule 10A-3, applicable U.S. listing standards, as well as Section 8B2.1(b)(5) of the United States Sentencing Commission Guidelines (United States Sentencing Guidelines, Guidelines Manual, Section 8B2.1 (Nov. 2006)) (as each may be amended from time to time), and for the purpose of protecting employees who make good faith complaints. See the Financial Code of Ethics section of this Code for information on reporting violations associated with the Financial Code of Ethics. The Compliance and

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Ethics Hotline is toll-free and has functions that include, among other things, multi-language capabilities and round-the-clock continuous access. The use of the Compliance and Ethics Hotline is subject to local laws and regulations. The CELs are also available to assist you in raising concerns to the CCEO or the Law Department. If a supervisor receives such a report, he or she should immediately notify the appropriate CEL, the CCEO or the Law or Human Resources Department.

Compliance and Ethics Hotline: 1-800-243-0186 (from the U.S., Bermuda or Puerto Rico) or, if you are outside of these areas:

AT&T country access code* + 800-243-0186 if you are dialing from an analog telephone

AT&T country access code + ## 800-243-0186 if you are dialing from a digital telephone

CCEO direct phone: 1-602-244-5226

Law Department: 1-602-244-3839**

Please note that ON Semiconductor periodically publishes information to all employees regarding the use and operation of the new Compliance and Ethics Hotline. In an announcement issued on July 8, 2005, the CCEO reported that the hotline can be accessed in countries where ON Semiconductor has a significant presence, except for France and Germany. Use of the hotline in those two countries (and others as necessary and appropriate) will be reviewed on a continuous basis in light of local laws and practices. Any changes to procedures governing the use and operation of the hotline will be promptly communicated to all employees. If you are unsure whether you have the most current information regarding the hotline, please check with the CCEO, the Law Department or your CEL for the latest update.

*See Addendum to Code which provides a website link to an AT&T site listing all AT&T Access Codes by country. The Addendum also lists the AT&T Access Codes for certain countries in which ON Semiconductor has facilities. These numbers are subject to change by AT&T.

** You can use this telephone number if you prefer to call the Law Department directly.

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ADDENDUM

AT&T Access Codes for Selected Countries and Regions

To place calls from countries outside the United States, you must dial the AT&T Access Code before you dial the Compliance and Ethics Hotline Number. Below are AT&T Access Codes for certain countries or regions in which ON Semiconductor has facilities.

Please note that the above list of AT&T Access Codes may be changed by AT&T so it is advisable to check the AT&T Access Code website for code verification before making a call. The AT&T Access Code website is www.ATT.com/traveler.

COUNTRY OR REGION	AT&T ACCESS CODE
Belgium	0-800-100-10
Bermuda	1-800-225-5288
Bulgaria	00-800-0010
Canada	1-800-225-5288
China – the Beijing region	108-888
China – the Shanghai (includes Leshan), Shenzhen and Guangzhou regions	108-11
Czech Republic	00-800-222-55288
France	Contact your local CEL
Germany	Contact your local CEL
Hong Kong	###-##-#### or ###-##-####
Ireland	1-800-550-000 or 00-800-222-55288
Israel	1-80-949-4949 or 1-80-922-2222
Italy	800-172-444
Japan – to place calls using KDDI	00-539-111
Japan – to place calls using Softbank Telecom	00-665-5111
Japan – to place calls using Softbank Telecom	00-441-1111
Korea	00-729-11 or 00-309-11
Malaysia	1-800-80-0011
Netherlands	0800-022-9111
Philippines	1010-5511-00 or 105-11
Romania	0808-03-4288
Singapore	800-011-1111 or 800-001-0001
Slovakia	0-800-000-101
Switzerland	0-800-89-0011
Taiwan	00-801-102-880
Thailand	1-800-0001-33 or 001-999-111-11
United Kingdom	0-800-89-0011 or 0-500-89-0011

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